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                          August 11, 2022

       Mark A. Pytosh
       Chief Executive Officer
       CVR Partners, LP
       2277 Plaza Drive, Suite 500
       Sugar Land, TX 77479

                                                        Re: CVR Partners, LP
                                                            Registration
Statement on Form S-3
                                                            Filed August 8,
2022
                                                            File No. 333-266618

       Dear Mr. Pytosh:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Eileen Boyce, Esq.